October 17, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

Mark Brunhofer

Christine Westbrook

Suzanne Hayes

Re:	Tiziana Life Sciences plc

Amendment No.3 to Registration Statement on Form F-1

Filed October 8, 2018

File No. 333-226368

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated October 3, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (Amendment 2) submitted on September 25, 2018 (the “Registration Statement”). We are also electronically transmitting an amended version of the Registration Statement (“Amendment 3”) and sending the Staff a hard copy of this letter, Amendment 3 and a blackline between Amendment 3 and Amendment 2.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment 3.

Registration Statement on Form F-1

Prospectus Summary

Selected Risks Affecting Our Business, page 4

1.	We note your comment to expand your disclosure to highlight that risk that concentration of ownership of your ordinary shares will result in directors, officers and 10% shareholders exerting significant influence over matters that require shareholder vote, as discussed on page 41.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has expanded disclosure to set out in greater details the implications for investors at the same time noting the constraints on Mr Cerrone in further consolidating control.

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

U.S. Securities and Exchange Commission
October 17, 2018

Capitalization, page 51

2.	We note your comment requesting revision of the presentation to include the balance of interest bearing loans and borrowings in the total capitalization amounts.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the presentation accordingly.

3.	We note your comment with respect to disclosure surrounding the pro forma presentation gives effect to loans with gross proceeds of $1,163,550 and the request explain to us the change in cash and short-term deposits and short- term investments between the Actual and Pro Forma columns of your disclosure. We also note the request for clarification, in the Dilution section on page 52 and in the offering summary beginning on page 7 that the loans are convertible, as per the disclosures on page F-24, and whether the conversions are excluded from your pro forma as adjusted disclosures. We also note the request to advice whether the loans become convertible at the option of the holder or of the company following the requisite fundraising event.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has approached the providers of the loans and agreed that they will all convert at the offering price (with the lenders receiving AIM traded ordinary shares, not ADSs). This is now reflected in the Pro Forma disclosure and relevant notes and in the Dilution and Summary sections.

Exhibits

4.	We note the request to amend the disclaimer in Section 23 of the Deposit Agreement so that it reflects amended Section 14(q) of the form of American Depositary Receipt.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been advised by Depositary Counsel that no amendment is required to Section 23 of the Depositary Agreement, as that section merely waives jury trial when a trial is being held, and that, in any event the entire form of American Depositary Receipt is incorporated by reference into the front portion of the Deposit Agreement.

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

U.S. Securities and Exchange Commission
October 17, 2018

Please contact me at +44 (0) 20 7556 4230 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

/s/ Edward Dyson
Edward Dyson

cc:	Tiziano Lazzaretti, Tiziana Life Sciences plc

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word ‘partner,’ used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.